UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

January 20, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 1105 – 13700 Mayfield Place

Richmond, B.C. V6V 2E4

OTC BB Symbol:  GTVCF

FOR IMMEDIATE RELEASE

January 20, 2004

Globetech Initiates European Investor Relations Program

Globetech Ventures Corp. (the “Corporation”) OTCBB:GTVCF, has retained the services of a consultant in Geneva, Switzerland, to advise and assist it in implementing a program to broaden Globetech’s retail and institutional shareholder base in Europe, and to pursue institutional financing initiatives. The Corporation will also be seeking a listing on the Frankfurt Exchange as part of this program.

The Corporation is pleased to announce the appointment of Mr. Isaac Moss to the Board of Directors. and the position of Secretary  of the Corporation. For the past fifteen years Isaac Moss has provided consulting services to companies in diverse industry sectors ranging from telecommunications, forest products, industrial minerals, chemicals, resource, entertainment and leisure. Mr. Moss has international management and business operational experience having been involved at a senior level with companies both listed and private, in France, the United States, Canada and Bermuda. His experience on a multinational level of investment banking and institutional finance, corporate governance, as well as regulatory and related securities matters, will strengthen Globetech’s management team.

Legal Notice Regarding Forward Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements.

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:      Tel:  1-888-283-8988, Email: rdg@globetechventures.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

January 20, 2004